

07006996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50562

MAY 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Skyebanc, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1151 Broad Street
(No. and Street)

Shrewsbury	New Jersey	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Fischer (561) 483-6335
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd., Suite E210	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Vincent LaBarbara**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Skyebanc, Inc.**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.



Signature

CHIEF EXECUTIVE OFFICER
Title



Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>**TABLE OF CONTENTS**</u>



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITORS' REPORT

Richard Galterio, President
Skyebanc, Inc.
1151 Broad Street
Shrewsbury, NJ 07702

We have audited the accompanying statement of financial condition of Skyebanc, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyebanc, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 21, 2007

Skyebanc, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	53,437
Prepaid expense		1,500
Commissions receivable		32,152
Advances - related parties		27,022
Other assets		2,700
Property and equipment, net of accumulated depreciation of $6,730		10,760
Total assets	$	127,571

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	17,373
Commission payable		14,924
Total liabilities		32,297
Stockholders' equity		
Common stock, $0.33334 par value, 100,000 shares authorized 20,000 shares issued and outstanding		6,667
Additional paid-in capital		195,300
Accumulated deficit		(106,693)
Total stockholders' equity		95,274
Total liabilities and stockholders' equity	$	127,571

See accompanying notes to the financial statements

Skyebanc, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenues:	
Commissions	$ 522,206
Fee income	342,583
Other income	12,444
Total revenues	877,233
Expenses:	
Compensation and benefits	241,198
Commissions to agents and representatives	409,162
Clearing costs	41,330
Regulatory fees and expenses	16,385
Professional fees	30,500
Office expenses	39,932
Travel and entertainment	10,684
Taxes other than federal income tax	32,823
Rent	86,532
Depreciation	3,498
Total expenses	912,044
Net loss	$ (34,811)

See accompanying notes to financial statements

Skyebanc, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2006

	Common Stock - $0.33334 Par Value		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2005	20,000	$ 6,667	$ 105,300	$ (71,882)	$ 40,085
Capital contribution	-	-	90,000	-	90,000
Net loss for the year ended December 31, 2006	-	-	-	(34,811)	(34,811)
Balance, December 31, 2006	20,000	$ 6,667	$ 195,300	$ (106,693)	$ 95,274

See accompanying notes to financial statements

Skyebanc, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(34,811)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		3,498
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expense		(1,500)
Commissions receivable		(16,956)
Increase (decrease) in:		
Accounts payable and accrued expenses		(2,948)
Commissions payable		6,195
Net cash used in operating activities		(46,522)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Advances - related parties		(19,309)
Capital contribution - related party		90,000
Net cash provided by financing activities		70,691
Net increase in cash		24,169
Cash, beginning of year		29,268
Cash, end of year	$	53,437
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Skyebanc, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized under the laws of the State of California on September 26, 1997. The Company has a secondary clearing agreement with Regal Discount Securities, Inc. and uses Fiserv Securities, Inc. as its clearing broker. In addition, there is a secondary clearing arrangement with vFinance Investments through Regal Financial Services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Revenue Recognition

The Company recognizes revenue (commissions) from brokerage and trading on the settlement date - settlement date basis. Settlement date recognition approximates trade date settlement. The Company also earns revenue from consulting services. Such revenue is recognized as the services are performed and cash collection is assured.

Additionally, the Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 –PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2006:

Computer equipment	$	7,725
Office equipment		9,765
		17,490
Less: accumulated depreciation		6,730
	$	10,760

Depreciation expense amounted to $3,498 for the year ended December 31, 2006.

NOTE 4 – ADVANCES RELATED PARTIES

As of December 31, 2006, the Company has advances due from officers of $27,022. Such advances are non-interest bearing and due on demand.

NOTE 5 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2006 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	42,200
Less valuation allowance		(42,200)
Net deferred tax assets	$	-

The net change in the valuation allowance during the year ended December 31, 2006 was an increase of approximately $12,600.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2006:

Tax provision (benefit) at statutory rates (35%)	$	(12,200)
Permanent differences		1,350
State Taxes, Net of Federal Benefit		(1,750)
Change in valuation allowance		12,600
Net income tax benefit	$	-

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2006 is necessary to reduce the deferred tax assets to zero. At December 31, 2006 the Company has available net operating loss carryforwards of approximately $105,000 which expire beginning in the year 2021 and maybe limited in the event of an ownership change pursuant to IRC Section 382

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $53,292, which was $48,292, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .61 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7 – RENTAL EXPENSE

During 2006, the Company maintained leases in New Jersey, Florida, and New York. Each office has an operating lease. These leases have expiration dates of October 31, 2007, September 30, 2007, and June 30, 2007.

Rent expense for the year ended December 31, 2006 was approximately $86,500.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 9 – SHAREHOLDERS' EQUITY

In January of 2006 a shareholder of the Company contributed $90,000.

SUPPLEMENTARY INFORMATION

Skyebanc, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital computation:

Total Stockholder's Equity	$	95,274
Deductions and/or charges:		
Non-allowable assets:		
Advances - related parties		27,022
Prepaid expense		1,500
Other assets		2,700
Property and equipment		10,760
Total non-allowable assets		41,982
Net capital before haircuts on securities positions		53,292
Haircuts on securities		-
Net capital		53,292
Required minimum capital		5.000
Excess net capital	$	48.292

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	32.297
Total aggregate indebtedness	$	32.297
Ratio of aggregate indebtedness to net capital		.61 to 1

Reconciliation:

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$	53,292
Net audit adjustments		-
Net capital, per December 31, 2006 audited report, as filed	$	53.292

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Regal Discount Securities, Inc. and vFinance Investments on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Regal Discount Securities, Inc. and vFinance Investments, on a fully disclosed basis.



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Richard Galterio, President
Skyebanc, Inc.
1151 Broad Street
Shrewsbury, NJ 07702

In planning and performing our audit of the financial statements and supplemental schedules of Skyebanc, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 21, 2007

END